Exhibit 13.3

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2004	First Quarter	Second Quarter
Total interest income	$3,312,275	$3,264,003
Total interest expense	1,065,824	1,039,123
Net interest income	2,246,451	2,224,880
Provision for loan losses	30,000	90,000
Investment securities (gain) loss	(2,501)	6,427
Total other income	289,355	301,170
Total other expenses	1,624,134	1,628,201
Income before income taxes	879,171	814,276
Net income	658,740	625,579
Net income per share	0.43	0.41

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,396,307	$3,331,171	$3,312,373	$3,278,963
Total interest expense	1,204,535	1,170,228	1,126,618	1,101,601
Net interest income	2,191,772	2,160,943	2,185,755	2,177,362
Provision for loan losses	90,000	75,000	45,000	225,000
Investment securities gain	—	105,200	8	108,510
Total other income	265,118	264,732	311,285	291,259
Total other expenses	1,549,416	1,531,582	1,659,473	1,601,272
Income before income taxes	817,474	924,293	792,575	750,859
Net income	619,471	690,729	608,923	599,118
Net income per share	0.40	0.45	0.40	0.39

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$3,442,323	$3,659,721	$3,633,724	$3,572,817
Total interest expense	1,273,474	1,300,488	1,298,615	1,227,913
Net interest income	2,168,849	2,359,233	2,335,109	2,344,904
Provision for loan losses	150,000	150,000	150,000	90,000
Investment securities gain (loss)	17,477	(4,974)	3	(6,281)
Total other income	229,059	241,130	282,411	274,173
Total other expenses	1,420,298	1,501,635	1,527,168	1,612,925
Income before income taxes	845,087	943,754	940,355	909,871
Net income	610,964	673,063	675,707	714,083
Net income per share	0.40	0.44	0.44	0.46